WF International Ltd.

No. 1110, 11th Floor, Unit 1, Building 7, No. 477

Wanxing Road Chengdu, Sichuan, China 610041

Tel: +86 (28) 86210882

VIA EDGAR

February 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ronald (Ron) E. Alper

Re:	WF International Ltd.
Post-Effective Amendment No. 1 to Registration Statement on Form F-1
Filed the date hereof
File No. 333-275382

Dear Mr. Alper:

WF International Ltd. (the “Company,” “we,” “our” or “us”) hereby submit this letter to the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), in connection with the Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (the “Post-Effective Amendment No. 1”) to be filed with the Commission on the date hereof.

On November 8, 2023, the Company filed a Registration Statement on Form F-1 (File No.333-275382) (as amended, the “Registration Statement”) in connection with the initial public offering of its ordinary shares (the “Offering”). The Registration Statement was declared effective by the Commission on December 20, 2024. The Nasdaq Stock Market LLC approved the listing of the Company’s ordinary shares on the Nasdaq Capital Market on January 16, 2025. However, to date, no securities have been sold under the Registration Statement and the Company has not consummated the Offering.

The Company and the underwriters wish to proceed with the Offering. Therefore, the Company is filing this Post-Effective Amendment No. 1 to include its most recent audited financial statements and update certain other information. No additional securities are registered under this Post-Effective Amendment No. 1 and the terms of the Offering remain unchanged. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing and review of our filings related to the Offering. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Ke Chen
Name:	Ke Chen
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP